Reliance
Industries Limited

Regd. Office : Maker Chambers I 07021205 ... , Post Box : 11717, Mumbai - 400 021.
Gram : ... , Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 15, 2007

File No.82-3300

**Securities Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
**Washington D.C. 20549**
**USA**

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1 | Clause 19 | February 15, 2007 | Intimating that a meeting of the Board of Directors of the Company will be held on February 24, 2007 |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 15, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

(Fax No.2659 8237 / 2659 8238)

Dear Sirs,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of our Company is scheduled to be held on Saturday, February 24, 2007, inter alia:

To review the decision taken by the Board of Directors at its meeting held on November 9, 2006 to raise US $ 2 Billion to finance capital expenditure plan in the Oil and Gas Exploration and Production Business and to discuss raising of further resources to finance the on-going capital expenditure across several new projects through Syndicate Loans, Non-convertible Debentures, Convertible Debentures, External Commercial Borrowings, Foreign Currency Convertible Bonds, Preference Shares, Warrants or any other instruments.

Thanking you,

Yours faithfully,
**For Reliance Industries Limited**

Vinod M. Ambani
President and Company Secretary